Writer's E-Mail: cdavis@kkwc.com
Writer's Direct Dial: 212.880.9865

May 16, 2016
VIA EMAIL AND EDGAR

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Mail Stop 3628

Re:	RPX Corporation
Preliminary Proxy Statement on Schedule 14A
Filed April 22, 2016 by The Mangrove Partners Master Fund, Ltd et al.
File No. 001-35146
Dear Mr. Panos:

We acknowledge receipt of the letter of comment dated May 2, 2016 (the "Comment Letter") from the Staff of the Securities and Exchange Commission (the "Staff") with regard to the above-referenced matter. We have reviewed the Comment Letter with The Mangrove Partners Master Fund, Ltd. and the other participants named in the Proxy Statement (collectively, "Mangrove") as necessary and provide the following supplemental responses on their behalf. Unless otherwise indicated, the page references below are to the marked version of the attached copy of the Revised Preliminary Proxy Statement on Schedule 14A filed on the date hereof (the "Proxy Statement"). To facilitate the Staff's review, we have reproduced the text of the Staff's comments in italics below, and our responses appear immediately below each comment.

General
1.
Certain information in your filing, such as the record date, and other information required under Schedule 14A has been omitted from the proxy statement due in part or in whole to the presumed unavailability of the information. To the extent that the participants do not intend to wait for the registrant to provide this and any other required information before the mailing of their proxy statement, please confirm that the participants will file a supplement to their proxy statement under the EDGAR header tag DEFR14A if and when such information becomes available. We believe the participants may not rely upon Rule 14a-5(c) before RPX Corporation distributes the information to security holders:

Office of Mergers and Acquisitions
May 16, 2016

Mangrove acknowledges the Staff's comment and confirms that to the extent the participants do not intend to wait for the registrant to provide information currently missing from the Proxy Statement before the mailing of the Proxy Statement, the participants will file a supplement to the Proxy Statement under the EDGAR header tag DEFR14A if and when such information becomes available.
Cover Letter to Stockholders, page 2
2.
You state you are concerned that the Company's stock price "will continue to lag its peers." Consider identifying here or elsewhere in your document which companies you consider to be the Company's peers and consider illustrating how their historical stock price differs from that of the Company, as you do on page 11 where you compare the performance of the Russell 2000 Index to the Company's stock price.

Mangrove acknowledges the Staff's comment and has revised the Proxy Statement to include a comparison to the Company's self-identified peers. Please see pages 5 and 6 of the Proxy Statement.
3.
Rule 14a-6(d) requires that the preliminary proxy statement contain a statement indicating the estimated release date of the definitive proxy statement to security holders. At present, this placeholder appears at the bottom of the cover letter to stockholders rather than in the preliminary proxy statement itself as defined at Rule 14a-101. Please revise or advise.

Mangrove acknowledges the Staff's comment and notes that the Proxy Statement includes the following disclosure on the initial page of the Proxy Statement:
"This Proxy Statement and the enclosed WHITE proxy card are first being furnished to stockholders on or about [   ], 2016."
Mangrove shall remove the statement indicating the estimated release date of the definitive proxy statement to security holders from the Cover Letter.
Background to the Solicitation, page 10
4.
In your letter to stockholders on page 2, you state that you have expressed your concerns to, and offered to work with, management but to date they have only offered justifications for their current positions. We also note that on page 10 you reference certain in-person and telephonic meetings with members of the Company's management and board. To provide reasonable support for your characterizations of your interactions with the Company, consider briefly describing the Company's proposals or stated positions during the referenced meetings.

Office of Mergers and Acquisitions
May 16, 2016

Mangrove acknowledges the Staff's comment and has revised the Proxy Statement to briefly describe the Company's stated positions during the referenced meetings. Please see page 4 of the Proxy Statement.
Reasons for the Solicitation
Poor Capital Allocation and Poor Use of Available Cash, page 11
5.
You reference the price paid by the Company for Investus as a multiple of its Adjusted Pro-forma EBITDA. Revise your disclosure to specifically describe the items excluded from this calculation of EBITDA.

Mangrove acknowledges the Staff's comment. On a supplemental basis, Mangrove notes that this metric is taken directly from page 16 of the presentation dated February 9, 2016 that accompanied the Company's Q4 2015 Earnings Call. Please see page 16 the Company's Q4 2015 Earnings call presentation, which can be found on the Company's website at http://files.shareholder.com/downloads/ABEA-5XYKB4/2033612003x0x874114/F55F0D5E-D988-419B-979F-CFEB07D929B8/RPX_Q4_15_Earnings_Deck_2016-02-09_-_FINAL.pdf.
6.
You indicate it is your belief that Inventus had negligible organic revenue growth in 2015 after stripping out the effect of acquisitions. Tell us the basis for this belief. Consider providing, for example, the financial calculations used to arrive at this conclusion.

Mangrove acknowledges the Staff's comment. On a supplemental basis, Mangrove notes that the basis for its belief came from conversations with management of the Company.
7.
You state that "[i]nstead of returning cash to stockholders, the Company has hoarded cash and made expensive acquisitions." Please revise this statement to reframe it as a statement of belief rather than a factual assertion.

Mangrove acknowledges the Staff's comment and has revised the Proxy Statement to reframe the aforementioned statement as a statement of belief rather than a factual assertion. Please see page 6 of the Proxy Statement.
Wasteful and Excessive Spending on Questionable Growth Projects …, page 12
8.
We note your disclosure stating that you "also estimate that there is the equivalent of another 20 full-time employees dedicated to other speculative projects such as creating a B2B marketplace or clearinghouse for patents." Clarify whether this estimate was based on your discussions with management.

Mangrove acknowledges the Staff's comment. On a supplemental basis, Mangrove notes that these valuations are based on Mangrove's internal estimates.
9.
You state that "[b]ased on [y]our estimates for employee compensation, which includes share-based compensation, [you] estimate that the average Company employee earned approximately $400,000 in 2015." With a view to expanding your disclosure, tell us how you calculated the average employee compensation amount.

Mangrove acknowledges the Staff's comment. On a supplemental basis, Mangrove notes that this calculation is internal estimate modeled by Mangrove as follows:
•	Mangrove assumed 75% of the SG&A was compensation[1];
•
Mangrove then added an estimate of the Company's stock compensation of $18.015 million as of December 31, 2015 (as disclosed in Exhibit 99.1 to the Company's Current Report on Form 8-K dated February 9, 2016 to get to an estimate of the total -- $61.425m;

•
Mangrove then divided this number by the average number of ending employees for 2014 and 2015 -- 152 and 161, respectively – as disclosed in the Company's Annual Report on Form 10-K filed with the Staff on March 2, 2015 and the Company's Annual Report on Form 10-K filed with the Staff on February 26, 2016;

•	This resulted in a final value of $392,492/employee.

Office of Mergers and Acquisitions
May 16, 2016

Mangrove acknowledges the Staff's comment. On a supplemental basis, Mangrove notes that this calculation is internal estimate modeled by Mangrove as follows:
•	Mangrove assumed 75% of the SG&A was compensation[1];
•
Mangrove then added an estimate of the Company's stock compensation of $18.015 million as of December 31, 2015 (as disclosed in Exhibit 99.1 to the Company's Current Report on Form 8-K dated February 9, 2016 to get to an estimate of the total -- $61.425m;

•
Mangrove then divided this number by the average number of ending employees for 2014 and 2015 -- 152 and 161, respectively – as disclosed in the Company's Annual Report on Form 10-K filed with the Staff on March 2, 2015 and the Company's Annual Report on Form 10-K filed with the Staff on February 26, 2016;

•	This resulted in a final value of $392,492/employee.

Proposal No. 1
Election of Directors, page 13
10.
You state on page 14 that under specified circumstances the participants are reserving the right to nominate substitute persons. Please confirm for us that should the participants lawfully identify or nominate substitute or additional nominees before the meeting, the participants will file an amended proxy statement that: (1) identifies the substitute and/or additional nominees; (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected; and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Mangrove acknowledges the Staff's comment and confirms that should the participants lawfully identify or nominate substitute or additional nominees before the meeting, the participants will file an amended proxy statement that: (1) identifies the substitute and/or additional nominees; (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected; and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

1 Such assumption is based on Mangrove's understanding of cost structures within general and administrative expenses for professional services companies.

Office of Mergers and Acquisitions
May 16, 2016

Form of Proxy
11.
Notwithstanding the legend appearing on page 7 disclosing that the participants are unaware of any other matters to be introduced at the annual meeting, we noticed the disclosure that indicates that "the proxies are authorized to vote upon such other matters as may properly come before the annual meeting" in their discretion. Please remove the implication that the proxy holders have been authorized to vote on any and all matters by further qualifying the scope of such discretionary authority granted by providing disclosure of the applicable standard under Rule 14a-4(c)(3).

Mangrove acknowledges the Staff's comment and has removed this statement from the Form of Proxy.

* * *

Office of Mergers and Acquisitions
May 16, 2016

In connection with responding to the Staff's comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto as Exhibit A.

The Staff is invited to contact the undersigned at (212) 880-9865 or with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,

                                                                                                                /s/ Christopher P. Davis
                                                                                                                     Christopher P. Davis

Cc:          Jason W. Soncini
Nathaniel August
Ivan Griswold

Exhibit A

Acknowledgment

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (the "Commission") relating to the Preliminary Proxy Statement on Schedule 14A filed by the undersigned on April 22, 2016 (the "Proxy Statement"), each of the undersigned acknowledges the following:

•	The undersigned is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;
•	The staff's comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and
•	The undersigned may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page on next page]

[Acknowledgement Signature Page]

THE MANGROVE PARTNERS MASTER FUND, LTD.

By:	Mangrove Partners, as Investment Manager

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

THE MANGROVE PARTNERS FUND, L.P.

By:	Mangrove Capital,
as General Partner

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

THE MANGROVE PARTNERS FUND (CAYMAN), LTD.

By:	Mangrove Partners,
as Investment Manager

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

MANGROVE PARTNERS

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

MANGROVE CAPITAL

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

/s/ Nathaniel August
NATHANIEL AUGUST

/s/ Gilbert Palter
GILBERT PALTER

/s/ Gregory Share
GREGORY SHARE